EXHIBIT 12.1

COMPUTATION OF RATIOS

Ratio of earnings/(loss) to fixed charges
	Nine Months
	Ended	Years Ended June 30,
	March 31, 2009	2008	2007	2006	2005	2004
Earnings:
Add:
Pre-tax income/(loss) from continuing operations	(2,284,153)	19,155,434	8,894,351	9,049,305	6,366,441	198,776

Fixed Charges	908,529	1,235,811	1,163,908	1,029,670	467,388	236,625

Less:
Interest Capitalized	-	-	826,101	749,914	-	-
Earnings/(loss) including deposit interest	(1,375,624)	20,391,245	9,232,158	9,329,061	6,833,829	435,401
Less:

Interest Income	(62,359)	301,325	103,388	-	-	-
Earnings/(loss) Excluding deposit interest	(1,437,983)	20,089,920	9,128,770	9,329,061	6,833,829	435,401

Fixed Charges:
Current period/year interest	905,305	1,231,040	312,222	271,693	455,277	236,625
Capitalized interest	-	-	826,101	749,914	-	-
Estimate of interest in rental expense	3,224	4,771	25,585	8,063	12,111	-
	908,529	1,235,811	1,163,908	1,029,670	467,388	236,625

Ratio of earnings(loss) to fixed charges:
Including deposit interest	(1.51)	16.50	7.93	9.06	14.62	1.84

Excluding deposit interest	(1.58)	16.26	7.84	9.06	14.62	1.84